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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                  FORM 11-K


           (X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                   For the fiscal year ended April 1, 1995

                                   or

           ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                  For the transition period from _____ to _____


                           Commission file number:
                                  0-14643


            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                            KENT ELECTRONICS CORPORATION
                TAX-DEFERRED SAVINGS AND RETIREMENT PLAN AND TRUST


            B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:


                            KENT ELECTRONICS CORPORATION
                                 7433 Harwin Drive
                               Houston, Texas 77036


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
                        KENT ELECTRONICS CORPORATION
                                TAX-DEFERRED
                    SAVINGS AND RETIREMENT PLAN AND TRUST

                            FINANCIAL STATEMENTS

                       APRIL 1, 1995 AND APRIL 2, 1994

                              TABLE OF CONTENTS

                                                                   Page
                                                                   ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS  . . . . . . . .  3

FINANCIAL STATEMENTS

      STATEMENTS OF NET ASSETS AVAILABLE FOR
          PLAN BENEFITS . . . . . . . . . . . . . . . . . . . . . .  5

      STATEMENTS OF CHANGES IN NET ASSETS
          AVAILABLE FOR PLAN BENEFITS . . . . . . . . . . . . . . .  6

      NOTES TO FINANCIAL STATEMENTS   . . . . . . . . . . . . . . .  7

SUPPLEMENTAL SCHEDULES

      ASSETS HELD FOR INVESTMENT  . . . . . . . . . . . . . . . . . 13

      TRANSACTIONS IN EXCESS OF FIVE PERCENT OF FAIR
          VALUE OF PLAN ASSETS  . . . . . . . . . . . . . . . . . . 14

                                                     [GRANT THORNTON LETTERHEAD]



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Plan Committee
of the Kent Electronics Corporation Tax-Deferred Savings and Retirement Plan and Trust


         We have audited the accompanying statements of net assets available for plan benefits of Kent Electronics Corporation Tax-Deferred Savings and Retirement Plan and Trust (the Plan) as of April 1, 1995 and April 2, 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan s management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of April 1, 1995 and April 2, 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

         Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented to comply with the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/s/ GRANT THORNTON LLP

Houston, Texas
July 6, 1995

                           KENT ELECTRONICS CORPORATION
               Tax-Deferred Savings and Retirement Plan and Trust
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        April 1, 1995 and April 2, 1994



                                                                                                           April 2,
                                                                  April 1, 1995                              1994
                                        -----------------------------------------------------------       -----------
                                                             Kent
                                                          Electronics                     Equity
                                                          Corporation                      Stock
                                                            Common           Money        Mutual
                                                            Stock            Market        Fund
                                                          Investment       Investment   Investment
                                            Total           Account          Account      Account             Total
                                        -------------   -------------      ----------  -------------       -----------
ASSETS
   Cash equivalents                     $     819,920   $      27,569      $ 786,354   $       5,997       $   736,670
   Employer and employee
      contribution receivables                204,121         130,537         23,656          49,928           163,256
   Interfund receivables
      (payables)                                -               1,718         14,914         (16,632)            -
   Corporate stocks                         8,544,734       8,544,734          -               -             4,461,098
   Mutual funds                             1,340,595           -              -           1,340,595           911,765
                                        -------------   -------------      ---------   -------------       -----------

      Total assets                         10,909,370       8,704,558        824,924       1,379,888         6,272,789

LIABILITIES                                     -               -              -               -                 -
                                        -------------   -------------      ---------   -------------       -----------

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS                    $  10,909,370   $   8,704,558      $ 824,924   $   1,379,888       $ 6,272,789
                                        =============   =============      =========   =============       ===========

                                                     April 2, 1994
                                      -------------------------------------------
                                          Kent
                                      Electronics                      Equity
                                      Corporation                      Stock
                                         Common         Money          Mutual
                                         Stock          Market          Fund
                                       Investment     Investment     Investment
                                        Account        Account        Account
                                      ------------    ----------     ----------
ASSETS
   Cash equivalents                    $    51,102     $665,607       $  19,961
   Employer and employee
      contribution receivables             119,407       20,995          22,854
   Interfund receivables
      (payables)                             -            -               -
   Corporate stocks                      4,461,098        -               -
   Mutual funds                              -            -             911,765
                                       -----------     --------       ---------

      Total assets                       4,631,607      686,602         954,580

LIABILITIES                                  -            -              -
                                       -----------     --------       ---------

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS                   $ 4,631,607     $686,602       $ 954,580
                                       ===========     ========       =========





The accompanying notes are an integral part of these statements.

                          KENT ELECTRONICS CORPORATION
               Tax-Deferred Savings and Retirement Plan and Trust
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                  Years ended April 1, 1995 and April 2, 1994


                                                                                                            April 2,
                                                                 April 1, 1995                                1994
                                        ----------------------------------------------------------        -----------
                                                             Kent
                                                          Electronics                     Equity
                                                          Corporation                      Stock
                                                            Common           Money        Mutual
                                                            Stock            Market        Fund
                                                          Investment       Investment   Investment
                                            Total          Account          Account       Account             Total
                                        -------------   -------------      ----------  -------------       -----------
Employer contributions                  $     604,027   $     604,027      $    -      $        -          $   502,392
Employee contributions                      1,362,806         805,853        220,328         336,625         1,187,526
Investment income                             123,290          28,095         29,123          66,072            53,342
Net (depreciation) appreciation
  of investments                            3,194,917       3,105,520          -              89,397           (11,362)
                                        -------------   -------------      ---------   -------------       -----------
      Total additions                       5,285,040       4,543,495        249,451         492,094         1,731,898
Benefits paid to participants                 591,554         353,290        132,502         105,762           484,936
Administrative expenses                        56,905          43,597          5,368           7,940            43,338
Interfund transfers                             -              73,657        (26,741)        (46,916)            -
                                        -------------   -------------      ---------   -------------       -----------
      Total deductions                        648,459         470,544        111,129          66,786           528,274
                                        -------------   -------------      ---------   -------------       -----------
      Net increase                          4,636,581       4,072,951        138,322         425,308         1,203,624
Net assets available for
   plan benefits
   Beginning of year                        6,272,789       4,631,607        686,602         954,580         5,069,165
                                        -------------   -------------      ---------   -------------       -----------

   End of year                          $  10,909,370   $   8,704,558      $ 824,924   $   1,379,888       $ 6,272,789
                                        =============   =============      =========   =============       ===========

                                                   April 2, 1994
                                    -------------------------------------------
                                        Kent
                                    Electronics                      Equity
                                    Corporation                      Stock
                                       Common         Money          Mutual
                                       Stock          Market          Fund
                                     Investment     Investment     Investment
                                      Account        Account        Account
                                    ------------    ----------     -----------
Employer contributions               $   502,392    $    -         $     -
Employee contributions                   611,427      225,367         350,732
Investment income                          1,751       18,360          33,231
Net (depreciation) appreciation
of investments                            (9,714)       -              (1,648)
                                    ------------    ---------      ----------
      Total additions                  1,105,856      243,727         382,315
Benefits paid to participants            351,500       50,250          83,186
Administrative expenses                   25,030        7,990          10,318
Interfund transfers                      (24,012)      77,389         (53,377)
                                    ------------    ---------      ----------
      Total deductions                   352,518      135,629          40,127
                                    ------------    ---------      ----------
      Net increase                       753,338      108,098         342,188
Net assets available for
   plan benefits
   Beginning of year                   3,878,269      578,504         612,392
                                    ------------    ---------      ----------

   End of year                      $  4,631,607    $ 686,602      $  954,580
                                    ============    =========      ==========


The accompanying notes are an integral part of these statements.

                          KENT ELECTRONICS CORPORATION
               Tax-Deferred Savings and Retirement Plan and Trust

                         NOTES TO FINANCIAL STATEMENTS
                        April 1, 1995 and April 2, 1994



NOTE A - DESCRIPTION OF PLAN

   The following brief description of the Kent Electronics Corporation Tax-Deferred Savings and Retirement Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

   1.   GENERAL

   The Plan is a 401(k) savings and profit sharing plan which was adopted March 30, 1987 for officers and employees of Kent Electronics Corporation, Inc. and subsidiaries (the Company). The Plan is generally subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The purpose of the Plan is to allow participants to make elective contributions to be treated as deferred compensation for income tax purposes and for the Company to make elective contributions as a retirement vehicle for employees.

   2.   ELIGIBILITY

   Participation in the Plan is voluntary. Membership in the Plan is available to all employees of the Company who have attained the age of 21 years and have completed six months of service.

   3.   TRUSTEE

   The Smith Barney Trust Company has been designated and appointed as Trustee of the Plan for the plan years ended April 1, 1995 and April 2, 1994. The Trustee maintains all assets of the Plan in safekeeping.

   4.   EMPLOYEE ELECTIVE CONTRIBUTIONS

   Participants may contribute from 1% up to 12% of their earnings as elective contributions. The maximum amount of employee deferral contribution which may be made by a participant for tax years beginning in 1994 was limited to $9,240. Additionally, Internal Revenue Service regulations set a limit on the amount of compensation that highly- paid individuals can defer.

   5.   EMPLOYER THRIFT MATCHING CONTRIBUTIONS

   The Company shall contribute to the Plan s trust (as a thrift contribution) an amount equal to one hundred percent (100%) of the employee elective contribution up to a maximum of three percent (3%) of eligible compensation. Such contribution is invested in the Company common stock.

                          KENT ELECTRONICS CORPORATION
               Tax-Deferred Savings and Retirement Plan and Trust

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                        April 1, 1995 and April 2, 1994



NOTE A - DESCRIPTION OF PLAN - CONTINUED

   6.   EMPLOYER PROFIT SHARING CONTRIBUTIONS

   The Company may contribute (from its net income or accumulated earnings and profit) to the Plan s trust such amount representing a profit sharing contribution, if any, as shall be determined by the Board of Directors of the employer. Such contribution is invested in the Company common stock.

   7.   ALLOCATIONS

   Each account that is in existence on the valuation date will be credited or charged with its pro rata portion of the income/loss of the Plan. Profit sharing contributions are to be allocated based upon the ratio of each participant s compensation to total compensation of all eligible participants.

   8.   VESTING SCHEDULE

   A participant s thrift matching and profit sharing accounts vested percentage will be determined in accordance with the following table:

                   Years of Vesting Service             Vested Percentage
                   ------------------------             -----------------
                   Less than 2 years                              0%
                             2 years                             40%
                             3 years                             60%
                             4 years                             80%
                             5 years or more                    100%

   Participant contributions vest immediately.

   9.   BENEFITS

   The Plan provides for various benefits to participants who have fulfilled or met the following requirements:

   Normal Retirement - Participants of the Plan who retire on or after their normal retirement dates (the first day of the month on or after which the participant reaches normal retirement age of 65) will receive the full value of their account in accordance with terms set forth in the Plan.

                          KENT ELECTRONICS CORPORATION
               Tax-Deferred Savings and Retirement Plan and Trust

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                        April 1, 1995 and April 2, 1994



NOTE A - DESCRIPTION OF PLAN - CONTINUED

   Early Retirement - Participants who are fifty-five (55) or more years of age, but who have not attained normal retirement date and who have completed five (5) years of participation in the Plan may retire and receive the full value of their account in accordance with terms as set forth in the Plan.

   Disability - If participants become totally and permanently disabled, they will be paid the full value of their account in accordance with terms as set forth in the Plan.

   Death - If participants in the Plan die, their beneficiary will be paid the full value of their account in accordance with terms as set forth in the Plan.

   Termination - If participants terminate their employment with the Company for any reason other than retirement, total and permanent disability, or death, they will be paid the vested value of their account in accordance with terms as set forth in the Plan.

   10.   FORFEITURES

   Participant s forfeited amounts of employer thrift matching or profit sharing contributions due to termination are used to reduce subsequent employer contributions.

   11.   ADMINISTRATIVE EXPENSES

   Administrative expenses are paid directly by the Plan.

   12.   TOP-HEAVY PLAN PROVISIONS

   In the event the Plan should be Top-Heavy for any plan year, as defined by Internal Revenue Code Section 401(a), provisions are set forth in the Plan to remedy such condition.

   13.   FISCAL YEAR

   The Company s fiscal year ends on the Saturday closest to the end of March. The fiscal years ended April 1, 1995 and April 2, 1994 consisted of 52 weeks.

                          KENT ELECTRONICS CORPORATION
               Tax-Deferred Savings and Retirement Plan and Trust

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                        April 1, 1995 and April 2, 1994



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

   1.   BASIS OF ACCOUNTING

   The accompanying financial statements are presented on the accrual basis of accounting. Investments held in the Plan are stated at their fair market value as reported by the Trustee.

   2.   DETERMINATION OF REALIZED AND UNREALIZED GAIN OR LOSS ON INVESTMENTS

   Unrealized appreciation or depreciation of fair market values of investments held at year end and gain or loss on sale of investments during the year are determined using the basis of the applicable investment at the beginning of the year or purchase price, if acquired during the year.

   3.   TERMINATION OF PLAN

   The Company expects to continue the Plan indefinitely, but reserves the right to change it from time to time, or to terminate it if necessary. A change or termination cannot take away a vested right to Plan benefits resulting from contributions made before the change or termination.


NOTE C - INVESTMENTS

   Plan investments stated at fair market value at April 1, 1995 and April 2, 1994 consisted of the following:

                                                                            1995              1994
                                                                        -------------      -----------
      Smith Barney Money Funds Cash Portfolio                           $     819,920      $   736,670
      Investment Company of America                                         1,340,595          911,765
      Kent Electronics Corporation Common Stock                             8,544,734        4,461,098
                                                                        -------------      -----------
                                                                        $  10,705,249      $ 6,109,533
                                                                        =============      ===========


These investments represent at least five percent or more of the Plan s assets.

                          KENT ELECTRONICS CORPORATION
               Tax-Deferred Savings and Retirement Plan and Trust

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                        April 1, 1995 and April 2, 1994



NOTE D - INSURANCE

   The Plan is categorized as a defined contribution plan under the Internal Revenue Code and, accordingly, the Plan is not insured by the Pension Benefit Guaranty Corporation.


NOTE E - INCOME TAX STATUS

   The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. The Plan has received a favorable determination letter from the Internal Revenue Service. The Plan was amended on March 28, 1995 and a new determination letter concerning its Federal income tax status has been requested. The Plan sponsor believes that the Plan will continue to qualify and to operate as designed.

                            SUPPLEMENTAL SCHEDULES

                         KENT ELECTRONICS CORPORATION
              Tax-Deferred Savings and Retirement Plan and Trust

                          ASSETS HELD FOR INVESTMENT
                                April 1, 1995

                                                         Number of              Cost at           Current value
                                                          shares             April 1, 1995        April 1, 1995
                                                       --------------        -------------        -------------
Smith Barney Money Funds
    Cash Portfolio                                         819,920            $   819,920           $   819,920

Investment Company of America                               69,032              1,224,509             1,340,595

Kent Electronics Corporation
    Common Stock                                           290,553              4,223,574             8,544,734

                          KENT ELECTRONICS CORPORATION
               Tax-Deferred Savings and Retirement Plan and Trust

                     TRANSACTIONS IN EXCESS OF FIVE PERCENT
                          OF FAIR VALUE OF PLAN ASSETS
                            Year ended April 1, 1995




                                                     Purchase        Selling        Cost of          Net
             Identity                Shares           price           price          asset         gain/loss
             --------                ------          --------        -------        -------        ---------
Kent Electronics Corporation

   Purchases
   (19 transactions)                  123,783        $1,060,736     $     -      $       -         $   -


Investment Company of
   America

   Purchases
   (18 transactions)                   18,152           343,526           -             -              -

Smith Barney Money
   Funds Cash Portfolio

   Sales
   (68 transactions)                1,392,247             -           1,392,247      1,392,247         -

   Purchases
   (102 transactions)               1,475,497         1,475,497           -             -              -

                                 SIGNATURES


        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         KENT ELECTRONICS CORPORATION
                                         TAX-DEFERRED SAVINGS AND
                                         RETIREMENT PLAN AND TRUST
                                          (Name of Plan)



Date: September 26, 1995                 /s/ Stephen J. Chapko
                                         Stephen J. Chapko
                                         Secretary of the Plan Administration
                                         Committee